ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

November 18, 2020
Patrick J. Valenti T +1 312 845 1371 patrick.valenti@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Dynamic Income Opportunities Fund

File Nos. 333-235966 and 811-23505

Dear Ms. Dubey:

On behalf of PIMCO Dynamic Income Opportunities Fund (the “Fund”), we are writing to provide responses to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone on March 26, 2020 and August 4, 2020, on Pre-Effective Amendment No. 1, dated March 24, 2020, to the Fund’s registration statement on Form N-2 (the “Registration Statement”). The Staff previously provided comments on the Fund’s initial registration statement filing on February 13, 2020, to which we provided responses in correspondence submitted to the SEC on March 24, 2020. Any disclosure changes described in the below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 2 to the Registration Statement, to be filed on or about November 18, 2020, or in additional pre-effective amendments to be filed subsequently. We have also provided the Staff with a form of opinion of Ropes & Gray LLP for purposes of Item 25.2.l. of Form N-2 under separate cover. Capitalized terms not otherwise defined herein have the meanings given to them in the Registration Statement.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

PROSPECTUS

1.

Comment: We note that significant market events from the coronavirus have occurred and that you have added disclosure on page 72 of the effect of the virus on the Fund. Please consider whether the Fund’s disclosures, including its risk disclosures, should be revised and, specifically with respect to the risk disclosures, whether such disclosures should be enhanced and/or tailored based on how these events are effecting the markets. If the Fund believes that no additional disclosure is warranted, please explain to us in your letter why not.

Response: The Fund has further enhanced its current risk disclosure in the Prospectus regarding the coronavirus known as COVID-19, and the significant market events that have occurred as a result of COVID-19, as follows:

In addition, market risk includes the risk that geopolitical and other events will disrupt the economy on a national or global level. For instance, war, terrorism, market manipulation, government defaults, government shutdowns, political changes or diplomatic developments, public health emergencies (such as the spread of infectious diseases, pandemics and epidemics) and natural/environmental disasters~~, and widespread disease and virus epidemics, such as the recent coronavirus outbreak,~~ can all negatively impact the securities markets, which could cause the Fund to lose value. ~~Beginning in January 2020, global financial markets have experienced and may continue to experience significant volatility resulting from the spread of a novel coronavirus known as COVID-19. The outbreak of COVID-19 has resulted in travel and border restrictions, quarantines, supply chain disruptions, lower consumer demand and general market uncertainty. The effects of COVID-19 have and may continue to adversely affect the global economy, the economies of certain nations and individual issuers, all of which may negatively impact the Fund’s performance.~~ These events could reduce consumer demand or economic output, result in market closures, travel restrictions or quarantines, and significantly adversely impact the economy. The current contentious domestic political environment, as well as political and diplomatic events within the United States and abroad, such as presidential elections in the U.S. or abroad or the U.S. government’s inability at times to agree on a long-term budget and deficit reduction plan, has in the past resulted, and may in the future result, in a government shutdown or otherwise adversely affect the U.S. regulatory landscape, the general market environment and/or investment sentiment, which could have an adverse impact on the Fund’s investments and operations. Additional and/or prolonged U.S. federal government shutdowns may affect investor and consumer confidence and may adversely impact financial markets and the broader economy, perhaps suddenly and to a significant degree. Governmental and quasi-governmental authorities and regulators throughout the world have previously responded to serious economic disruptions with a variety of significant fiscal and monetary policy changes, including but not limited to, direct capital infusions into companies, new monetary programs and dramatically lower interest rates. An unexpected or sudden reversal of these policies, or the ineffectiveness of these policies, could increase volatility in securities markets, which could adversely affect the Fund’s investments. Any market disruptions could also prevent the Fund from executing advantageous investment decisions in a timely manner. ~~To the extent the Fund focuses its investments in a region enduring geopolitical market disruption, it will face higher risks of loss. Thus, investors should closely monitor current market conditions to determine whether the Fund meets their individual financial needs and tolerance for risk.~~

Current market conditions may pose heightened risks with respect to the Fund’s investment in fixed income securities. ~~As discussed more under “Principal Risks~~

~~of the Fund—Interest Rate Risk,” i~~Interest rates in the U.S. are near historically low levels. Any interest rate increases in the future could cause the value of any ~~F~~fund that invests in fixed income securities to decrease. As such, fixed income securities markets may experience heightened levels of interest rate, volatility and liquidity risk.

Exchanges and securities markets may close early, close late or issue trading halts on specific securities, which may result in, among other things, the Fund being unable to buy or sell certain securities or financial instruments at an advantageous time or accurately price its portfolio investments.

Additionally, the Fund has added the following COVID-19 disclosure to the Statement of Additional Information:

The recent spread of an infectious respiratory illness caused by a novel strain of coronavirus (known as COVID-19) has caused volatility, severe market dislocations and liquidity constraints in many markets, including markets for the securities the Fund holds, and may adversely affect the Fund’s investments and operations. The transmission of COVID-19 and efforts to contain its spread have resulted in travel restrictions and disruptions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, quarantines, event and service cancellations or interruptions, disruptions to business operations (including staff furloughs and reductions) and supply chains, and a reduction in consumer and business spending, as well as general concern and uncertainty that has negatively affected the economy. These disruptions have led to instability in the market place, including equity and debt market losses and overall volatility, and the jobs market. The impact of COVID-19, and other infectious illness outbreaks, epidemics or pandemics that may arise in the future, could adversely affect the economies of many nations or the entire global economy, the financial well-being and performance of individual issuers, borrowers and sectors and the health of the markets generally in potentially significant and unforeseen ways. In addition, the impact of infectious illnesses, such as COVID-19, in emerging market countries may be greater due to generally less established healthcare systems. This crisis or other public health crises may exacerbate other pre-existing political, social and economic risks in certain countries or globally.

The foregoing could lead to a significant economic downturn or recession, increased market volatility, a greater number of market closures, higher default rates and adverse effects on the values and liquidity of securities or other assets. Such impacts, which may vary across asset classes, may adversely affect the performance of the Fund. In certain cases, an exchange or market may close or issue trading halts on specific securities or even the entire market, which may result in the Fund being, among other things, unable to buy or sell certain securities or financial instruments or to accurately price their investments.

Prospectus Summary

2.

Comment: Please include summary versions in the Prospectus Summary of any risks identified as principal risks of investing in the Fund under the “Principal Risks of the Fund” section of the Prospectus. Please also further revise the Prospectus Summary to provide a clear and concise description of the offering and the Fund, with cross-references to relevant disclosure elsewhere in the Prospectus or the Fund’s Statement of Additional Information. See Instruction to Item 3.2. of Form N-2.

Response: The Fund respectfully submits that the disclosure in the “Principal Risks of the Fund” section of the Prospectus Summary summarizes each of the risks set forth in the “Principal Risks of the Fund” section of the Prospectus and is consistent with the approach taken by other PIMCO-sponsored closed-end funds. However, the Fund has revised the Prospectus Summary to clarify certain disclosure regarding the offering and the principal risks of investing in the Fund.

Use of Proceeds

3.

Comment: Please consider whether, under current market conditions, it may take longer than three months for the Fund to invest offering proceeds. If the Fund expects a delay beyond such time period, please disclose the reason for the delay and any corresponding risk disclosure. See Guide 1 to Form N-2.

Response: The Fund believes the current disclosure remains accurate.

Investment Objectives and Strategies — Portfolio Contents — Common Stocks and Other Equity Securities

4.

Comment: The second sentence of this section states that the Fund may invest to a limited degree in equity interests issued by public or private issuers. Please advise whether the Fund is subject to an upper limit on its investments in (1) entities that would be required to register as investment companies under the 1940 Act but for Sections (3)(c)(1) or 3(c)(7) thereof or (2) entities that would be required to register as investment companies under the 1940 Act but for Section (3)(c)(5) thereof.

Response: The Fund does not currently intend to invest more than 15% of its assets in entities that would be required to register as investment companies under the 1940 Act but for Sections 3(c)(1) or 3(c)(7) thereof; provided, however, that this limit does not apply to any wholly-owned and/or controlled subsidiaries of the Fund or any structured finance vehicles, collateralized debt obligations or other entities not traditionally considered pooled investment vehicles, certain of which may, in some cases, rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act. The Fund confirms that it is not subject to an upper limit on its investments in entities that would be required to register as investment companies under the 1940 Act but for Section 3(c)(5) thereof, aside from the Fund’s 20% guideline on investments in equity interests as described in the Prospectus.

Principal Risks of the Fund

5.

Comment: Please enhance the “Emerging Markets Risk” disclosure, including with respect to the availability and quality of financial information about emerging market issuers, or explain why it is not necessary to enhance this disclosure. See Chairman Clayton’s Statement, “Emerging Market Investments Entail Significant Disclosure, Financial Reporting and Other Risks” (April 21, 2020).

Response: The Fund has updated a portion of the disclosure in the “Principal Risks of the Fund—Emerging Markets Risk” section in the Prospectus as follows:

Emerging market countries typically have less established legal, accounting and financial reporting systems than those in more developed markets, which may reduce the scope or quality of financial information available to investors. Governments in emerging market countries are often less stable and more likely to take extra-legal action with respect to companies, industries, assets, or foreign ownership than those in more developed markets. Moreover, it can be more difficult for investors to bring litigation or enforce judgments against issuers in emerging markets or for U.S. regulators to bring enforcement actions against such issuers. The Fund may also be subject to Emerging Markets Risk if it invests in derivatives or other securities or instruments whose value or return are related to the value or returns of emerging markets securities.

~~Other heightened risks associated with emerging markets investments include without limit, (i) risks due to less social, political and economic stability; (ii) the smaller size of the market for such securities and a lower volume of trading, resulting in a lack of liquidity and in price volatility; (iii) certain national policies which may restrict the Fund’s investment opportunities, including restrictions on investing in issuers or industries deemed sensitive to relevant national interests and requirements that government approval be obtained prior to investment by foreign persons; (iv) certain national policies that may restrict the Fund’s repatriation of investment income, capital or the proceeds of sales of securities, including temporary restrictions on foreign capital remittances; (v) the lack of uniform accounting and auditing standards and/or standards that may be significantly different from the standards required in the United States; (vi) less publicly available financial and other information regarding issuers; (vii) potential difficulties in enforcing contractual obligations; and (viii) higher rates of inflation, higher interest rates and other economic concerns. The Fund may invest to a substantial extent in emerging market securities that are denominated in local currencies, subjecting the Fund to a greater degree of foreign currency risk.~~

~~Also, investing in emerging market countries may entail purchases of securities of issuers that are insolvent, bankrupt or otherwise of questionable ability to satisfy their payment obligations as they become due, subjecting the Fund to a greater amount of credit risk and/or high yield risk. See “Principal Risks of the Fund—Credit Risk” and “Principal Risks of the Fund—High Yield Securities Risk.”~~ The economy of some emerging markets may be particularly exposed to or affected by a certain industry or sector, and therefore issuers and/or securities of such emerging markets may be more affected by the performance of such industries or sectors.

Anti-Takeover and Other Provisions

6.

Comment: Response 25 of the March 24 Response Letter states that the Fund will revise Article III, Sections 5 and 6 of the Fund’s Agreement and Declaration of Trust and Article 11 of the Fund’s Bylaws to clarify that these provisions do not apply to claims made under the federal securities laws. Please add disclosure describing these provisions stating that they shall not apply to claims made under the federal securities laws. Please also add disclosure regarding the risks associated with Article 11 of the Fund’s Bylaws (relating to forum for adjudication of disputes), including (1) the increased costs for investors in bringing a claim, (2) the uncertainty as to whether a court would enforce such provisions, and (3) a statement that investors cannot waive their rights under the federal securities laws. Please also confirm that the Fund’s Amended and Restated Agreement and Declaration of Trust and Amended and Restated Bylaws, each reflecting the provisions noted above, will be filed as exhibits to a pre-effective amendment to the Registration Statement.

Response: In response to the Staff’s comment, the Fund has added disclosure regarding these provisions to the “Anti-Takeover and Other Provisions in the Declaration of Trust” section of the Statement of Additional Information, as set forth in Appendix A hereto, which states that these provisions shall not apply to claims made under the federal securities laws and discloses the risks associated with Article 11 of the Fund’s Bylaws.

The Fund confirms that its Amended and Restated Agreement and Declaration of Trust and Amended and Restated Bylaws will be filed as exhibits to a pre-effective amendment to the Registration Statement.

GENERAL COMMENTS

7.

Comment: Please confirm that all pre-effective amendments to the Registration Statement filed on or after April 1, 2020 will include hyperlinks to the exhibits filed therewith, as required by the Fixing America’s Surface Transportation Act.

Response: The Fund so confirms.

8.	Comment: Please confirm that future amendments to the Registration Statement will be signed by all of the parties whose signature is required under Section 6(a) of the Securities Act.

Response: The Fund so confirms.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (312) 845-1371 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Patrick J. Valenti

Patrick J. Valenti, Esq.

cc:	Ryan Leshaw, Esq.

Timothy Bekkers, Esq.

David C. Sullivan, Esq.

Nathan Briggs, Esq.

Shawn Donovan, Esq.

Appendix A

Additional Disclosure to the “Anti-Takeover and Other Provisions in the Declaration of Trust” Section of the Fund’s Statement of Additional Information

Forum for Adjudication of Disputes

The Bylaws provide that unless the Fund consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any action or proceeding brought on behalf of the Fund or one or more of the shareholders, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Trustee, officer, other employee of the Fund, or the Fund’s investment adviser to the Fund or the Fund’s shareholders, (iii) any action asserting a breach of contract by the Fund, by any Trustee, officer or other employee of the Fund, or by the Fund’s investment adviser, (iv) any action asserting a claim arising pursuant to any provision of the Massachusetts Business Corporation Act, Chapter 182 of the Massachusetts General Laws or the Declaration or the Bylaws, (v) any action to interpret, apply, enforce or determine the validity of the Declaration or the Bylaws or any agreement contemplated by any provision of the 1940 Act, the Declaration or the Bylaws, or (vi) any action asserting a claim governed by the internal affairs doctrine shall be within the federal or state courts in the Commonwealth of Massachusetts (each, a “Covered Action”).

The Bylaws further provide that if any Covered Action is filed in a court other than in a federal or state court sitting within the Commonwealth of Massachusetts (a “Foreign Action”) in the name of any shareholder, such shareholder shall be deemed to have consented to (i) the personal jurisdiction of the federal and state courts within The Commonwealth of Massachusetts in connection with any action brought in any such courts to enforce the preceding sentence (an “Enforcement Action”) and (ii) having service of process made upon such shareholder in any such Enforcement Action by service upon such shareholder’s counsel in the Foreign Action as agent for such shareholder.

Any person purchasing or otherwise acquiring or holding any interest in shares of beneficial interest of the Fund will be (i) deemed to have notice of and consented to the foregoing paragraph and (ii) deemed to have waived any argument relating to the inconvenience of the forum referenced above in connection with any action or proceeding described in the foregoing paragraph.

This forum selection provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Trustees, officers or other agents of the Fund and its service providers, which may discourage such lawsuits with respect to such claims and increase the costs for a shareholder to pursue such claims. If a court were to find the forum selection provision contained in the Bylaws to be inapplicable or unenforceable in an action, the Fund may incur additional costs associated with resolving such action in other jurisdictions. This forum selection provision shall not apply to claims made under federal securities laws. The enforceability of exclusive forum provisions is questionable.

Derivative and Direct Claims of Shareholders

The Declaration contains provisions regarding derivative and direct claims of shareholders. As used in the Declaration, a “direct” shareholder claim refers to (i) a claim based upon alleged violations of a shareholder’s individual rights independent of any harm to the Fund, including a shareholder’s voting rights under Article V of the Declaration or Article 10 of the Bylaws, rights to receive a dividend payment as may be declared from time to time, rights to inspect books and records, or other similar rights personal to the shareholder and independent of any harm to the Fund; and/or (ii) a claim for which a direct shareholder action is expressly provided under the U.S. federal securities laws. Any other claim asserted by a shareholder, including without limitation any claims purporting to be brought on behalf of the Fund or involving any alleged harm to the Fund, are considered a “derivative” claim.

A shareholder or group of shareholders may not bring or maintain any court action, proceeding or claim on behalf of the Fund or any series or class of shares without first making demand on the Trustees requesting the Trustees to bring or maintain such action, proceeding or claim. Such demand shall not be excused under any circumstances, including claims of alleged interest on the part of the Trustees. The Trustees shall consider such demand within 90 days of its receipt by the Fund. In their sole discretion, the Trustees may submit the matter to a vote of shareholders of the Fund or a series or class of shares, as appropriate. Any decision by the Trustees to bring, maintain or settle (or not to bring, maintain or settle) such court action, proceeding or claim, or to submit the matter to a vote of shareholders shall be made by the Trustees in their business judgment and shall be binding upon the shareholders and no suit, proceeding or other action shall be commenced or maintained after a decision to reject a demand. Any Trustee who is not an “interested person” (within the meaning of Section 2(a)(19) of the 1940 Act) of the Fund acting in connection with any demand or any proceeding relating to a claim on behalf of or for the benefit of the Fund shall be deemed to be independent and disinterested with respect to such demand, proceeding or claim.

A shareholder or group of shareholders may not bring or maintain a direct action or claim for monetary damages against the Fund or the Trustees predicated upon an express or implied right of action under the Declaration or the 1940 Act (excepting rights of action permitted under Section 36(b) of the 1940 Act), nor shall any single shareholder, who is similarly situated to one or more other shareholders with respect to the alleged injury, have the right to bring such an action, unless such group of shareholders or shareholder has obtained authorization from the Trustees to bring the action. The requirement of authorization shall not be excused under any circumstances, including claims of alleged interest on the part of the Trustees. The Trustees shall consider such request within 90 days of its receipt by the Fund. In their sole discretion, the Trustees may submit the matter to a vote of shareholders of the Fund or series or class of shares, as appropriate. Any decision by the Trustees to settle or to authorize (or not to settle or to authorize) such court action, proceeding or claim, or to submit the matter to a vote of shareholders, shall be made in their business judgment and shall be binding on all shareholders.

Any person purchasing or otherwise acquiring or holding any interest in shares of beneficial interest of the Fund will be deemed to have notice of and consented to the foregoing provisions. These provisions may limit a shareholder’s ability to bring a claim against the Trustees, officers or other agents of the Fund and its service providers, which may discourage such lawsuits with respect to such claims.

A-2

These provisions in the Declaration regarding derivative and direct claims of shareholders shall not apply to claims made under federal securities laws.

A-3